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                                                                       Exhibit 8

               Description of The American Franklin Life Insurance
                          Company's Issuance, Transfer
             and Redemption Procedures for EquiBuilder III Policies
                      Pursuant to Rule 6e-3(T)(b)(12)(iii)
                    under the Investment Company Act of 1940

      Set forth below is the information called for under Rule 6e-3(T)(b)(12)(iii) under the Investment Company Act of 1940 ("1940 Act"). That rule provides an exemption for separate accounts, their investment advisers, principal underwriters and sponsoring insurance companies from Sections 22(c), 22(d), 22(e), and 27(c)(1) of the 1940 Act, and Rule 22(c)-1 promulgated thereunder, for issuance, transfer and redemption procedures under flexible premium variable life insurance policies to the extent necessary to comply with Rule 6e-3(T), state administrative law or established administrative procedures of the life insurance company. In order to qualify for the exemption, procedures must be reasonable, fair and not discriminatory and they must be disclosed in the registration statement filed by the separate account.

      Net premiums received by The American Franklin Life Insurance Company ("American Franklin") under its EquiBuilder III(TM) flexible premium variable life insurance policies (the "Policies") are invested in Separate Account VUL-2 (the "Account") of American Franklin. The Account is registered under the 1940 Act. Within the Account are investment divisions, which are as of April, 1997 the Money Market division, the High Income division, the Equity-Income division, the Growth division, the Overseas division, the Investment Grade Bond division, the Asset Manager division, the Index 500 division, the Contrafund division and the Asset Manager: Growth division (the "investment divisions"). New investment divisions may be added. Procedures apply equally to each investment division and for purposes of this description are defined in terms of the Account, except where a discussion of both the Account and its investment divisions is necessary. Each current investment division invests in shares of a corresponding portfolio of the Variable Insurance Products Fund or of the Variable Insurance Products Fund II (individually, a "Fund," and collectively, the "Funds"), each a "series" type of mutual fund registered under the 1940 Act. The investment experience of the current investment divisions of the Account depends upon the market performance of the corresponding Fund portfolios. Although the Policies may also provide for fixed benefits supported by American Franklin's General Account, except as otherwise explicitly stated herein, this description assumes that net premiums are allocated exclusively to the Account and that all transactions involve only the investment divisions of the Account.

      American Franklin believes its procedures meet the requirements of Rule 6e-3(T)(b)(12)(iii) and states the following:

      1. Because of the insurance nature of the Policies and due to the requirements of state insurance laws, the procedures necessarily differ in significant respects from procedures for mutual funds and contractual plans for which the 1940 Act was designed.
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      2. In structuring its procedures to comply with Rule 6e-3(T) and state insurance laws, American Franklin has attempted to comply with the intent of the 1940 Act, to the extent deemed feasible.

      3. In general, state insurance laws require that American Franklin's procedures be reasonable, fair and not discriminatory.

      4. Because of the nature of the insurance product, it is often difficult to determine precisely when American Franklin's procedures deviate from those required under Sections 22(c), 22(d), 22(e) or 27(c)(1) of the 1940 Act or Rule 22c-1 thereunder. Accordingly, set out below is a summary of the principal policy provisions and procedures which may be deemed to constitute, either directly or indirectly, such a deviation. The summary, while comprehensive, does not attempt to treat each and every procedure or variation which might occur and does include certain procedural steps which do not constitute deviations from the above-cited sections or rule.

      I.    "Redemption Procedures":
            Surrender and Related Transactions

      This section will outline those procedures which differ in certain significant respects from redemption procedures for mutual funds and contractual plans. American Franklin's Policies provide for the payment of monies to a policy owner or beneficiary upon presentation of a Policy. Generally, except for the payment of death benefits, the imposition of cost of insurance, administrative and transaction charges and the effects of the surrender charge, the payee will receive a pro rata or proportionate share of the Account's assets within the meaning of the 1940 Act in any transaction involving "redemption procedures." The amount received by the payee will depend upon the particular benefit for which the Policy is presented, including, for example, the cash surrender value or death benefit. There are also certain Policy provisions -- such as partial withdrawals and the loan privilege -- under which the Policy will not be presented to American Franklin but which will affect the policy owner's benefits and may involve a transfer of the assets supporting the policy reserve out of the Account. Any combined transactions on the same day which counteract the effect of each other will be allowed. American Franklin will assume the policy owner is aware of the conflicting nature of these transactions and desires their combined result. In addition, if a transaction is requested which American Franklin will not allow (for example, a request for a decrease in face amount which lowers the face amount below American Franklin's minimum) American Franklin will reject the whole request and not just the portion which causes the disallowance. Policy owners will be informed of the rejection and will have an opportunity to give new instructions. Finally, state insurance laws may require that certain requirements be met before American Franklin is permitted to make payments to the payee.


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      a.    Surrender for Cash Values

      American Franklin will pay the net cash surrender value within seven days after receipt, at its Administrative Office, of the Policy and a signed request for surrender. Computations with respect to the investment experience of each investment division will be made at the close of trading on the composite tape on each business day. This will enable American Franklin to pay a net cash value on surrender as of the date a request for surrender and the Policy are received based on the next computed value after a request is received. The surrender is effective on the date American Franklin receives the request at its Administrative Office and insurance coverage ends on that day.

      The Policy Account (which is equal to the cash surrender value plus any applicable surrender charge) may increase or decrease from day to day depending on the investment experience of the Account. Calculation of the Policy Account for any given day will reflect the actual premiums paid, expenses charged and deductions taken.

      American Franklin will deduct from each premium payment a charge for applicable taxes (which will vary from jurisdiction to jurisdiction). The charge for applicable taxes covers the tax American Franklin must pay to states and other jurisdictions based on premiums received. American Franklin will also deduct from each premium payment a sales expense deduction equal to 5% of each premium paid in each policy year until one "target premium" has been paid. Premiums paid in any policy year in excess of a "target premium" will not be subject to a sales expense deduction. The balance (net premium) is put into the Policy Account. Target premiums are based on the age and sex of the insured person and the initial face amount of the policy and are never more than 72% of the applicable guideline level premium for the Policy determined in accordance with Section 7702 of the Internal Revenue Code. The sales expense deduction is intended to recover some of the expenses of distributing the policies.

      Each month, American Franklin makes charges against the Policy Account to cover the cost of insurance and administrative expenses for the next month. During the first 12 policy months, American Franklin will make an additional administrative charge, currently $24 per month, designed to recover the expenses incurred in issuing a new Policy. Other possible charges against the Policy Account (which will occur on a case-specific basis) include a charge for additional benefits which are added by rider, a charge for partial withdrawals, a charge for increases in face amount and a charge for certain transfers.

      A contingent deferred sales load (the "surrender charge") (equal to 25% of first year premiums paid up to the level of a target premium plus 9% of all other premiums paid with a maximum charge of 50% of one target premium) will be deducted from the Policy Account if the Policy is surrendered during the first ten policy years. If the face amount of the Policy is reduced below the initial face amount, a pro-rata portion of the surrender charge may be deducted from the Policy Account. The maximum surrender charge begins to decline after the first six policy years and is reduced to zero after ten policy years. No minimum amount of cash surrender value is guaranteed.


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      If a Policy is totally surrendered American Franklin will pay the policy owner an amount equal to the net cash surrender value of the policy. The net cash surrender value of a Policy is equal to the cash surrender value of the Policy less the amount of any outstanding policy loan and accrued interest. The cash surrender value of a Policy will equal the amount of the Policy Account less the surrender charge. American Franklin will make the payment of net cash surrender value out of its General Account and, at the same time, transfer assets from the Account to the General Account in an amount equal to the policy reserves in the Account for the surrendered policy, or the portion of the face amount that was reduced.

      In lieu of payment of the net cash surrender value in a single sum upon surrender of a Policy, an election may be made to apply all or a portion of the proceeds under one of the fixed benefit payment options described in the Policies. The election may be made by the policy owner during the insured person's lifetime, or, if no election is in effect at the insured person's death, by the beneficiary. An option in effect at death may not be changed to another form of benefit after death. An option is currently available only if the proceeds to be applied are $1,000 or more and would result in periodic payments of at least $20. The settlement options are subject to the restrictions and limitations set forth in the Policies.

      The Policy contains a partial withdrawal feature after the first policy year, subject to a minimum withdrawal amount and other conditions. Any request for a partial withdrawal must be in writing to American Franklin's Administrative Office, and will take effect as of the day it is received. A partial withdrawal will reduce the death benefit, Policy Account and cash surrender value associated with the Policy by the amount of the withdrawal plus a charge for administrative expenses associated with it. The Policy after such a withdrawal must meet minimum face amount requirements and must continue to qualify as life insurance under applicable tax law.

      b.    Death Claims

      American Franklin will pay a death benefit to the beneficiary within seven days after receipt, at its Administrative Office, of the Policy, due proof of death of the insured, and all other requirements necessary(1) to make payment.

      The death benefit payable will depend on the option in effect at the time of death. Under Option A, the death benefit is the greater of the face amount of insurance and a percentage multiple (see below) of the amount in the Policy Account. Under Option B, the death benefit is the greater of the face amount of insurance plus the amount in the Policy Account and a percentage multiple (see below) of the amount in the Policy Account. The percentage referred to is the applicable percentage from the following table for the insured person's age (as of his or her nearest birthday) at the beginning of the policy year of determination.

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(1)  State insurance laws impose various requirements, such as receipt of a tax waiver, before payment of the death benefit may be made. In addition, payment of the death benefit is subject to the provisions of the Policies regarding suicide and incontestability.


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                                    TABLE OF
                             APPLICABLE PERCENTAGES

      For ages not shown, the applicable percentages will decrease by a ratable portion for each full year.

   Insured                                 Insured
Person's Age          Percentage         Person's Age                 Percentage
------------          ----------         ------------                 ----------
40 and under              250%                65                          120%
     45                   215                 70                          115
     50                   185             75 thru 90                      105
     55                   150                 95                          100
     60                   130

      The proceeds payable to the beneficiary will be adjusted to reflect any outstanding indebtedness and any overdue monthly charges if death occurs during the grace period described below under "Default and Options on Lapse." The proceeds payable on death also reflect interest from the date of death to the date of payment.

      American Franklin will make payment of the death benefit out of its General Account, and will transfer assets from the Account to the General Account in an amount equal to the reserve for that policy in the Account. The excess, if any, of the death benefit over the amount transferred will be paid out of the General Account reserve maintained for that purpose.

      In lieu of payment of the death benefit in a single sum, a settlement option may be selected as described immediately above with respect to cash surrender values.

      c.    Exchange of Policy

      The Policies allow the policy owner, in lieu of a conversion privilege, to transfer all the amount in the investment divisions of the Account to the Guaranteed Interest Division (which is part of American Franklin's General Account and pays interest at a declared guaranteed rate) without charge.

      d.    Default and Options on Lapse

      The duration of insurance coverage depends upon the net cash surrender value of a Policy being sufficient to cover the monthly charges. If the net cash surrender value at the beginning of a month is less than the charges for that month, a grace period of 61 days will begin. Written notice will be sent to the policy owner and any assignee on American Franklin's records


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stating that such a grace period has begun and giving the approximate amount of premium payment necessary to cover three monthly deductions. If this amount is not received during the grace period, any amount in the Policy Account will be withdrawn and applied to applicable charges and the Policy will end without value. If the insured should die during the grace period, an amount sufficient to cover the overdue monthly charges and other charges will be deducted from the death benefit.

      e.    Policy Loan

      American Franklin's Policies provide that a policy owner may take a loan of up to 90% of the cash surrender value upon assignment to American Franklin of the Policy as sole security. The cash surrender value for this purpose will be that next computed after receipt, at American Franklin's Administrative Office, of a signed loan request. Payment of the loan out of American Franklin's General Account will be made to the policy owner within seven days after such receipt.

      Interest on a loan accrues daily at an effective annual interest rate which is adjusted annually. A rate will be determined as of the beginning of each policy year and will apply to a new or outstanding loan during that policy year. The annual loan interest rate for a policy year will be the greater of 5-1/2% and the monthly Average Corporates yield published by Moody's Investors Service, Inc., for the month ending two months before the beginning of the policy year. The loan interest rate for a policy year after the first will be the same as it was for the immediately preceding policy year if the formula above would produce a change of less than 1/2 of 1% from the rate for the preceding year.

      The amount of any outstanding loan plus accrued interest is called an "indebtedness". A new loan will not be permitted unless it is at least $500 more than the existing indebtedness, if any. Outstanding indebtedness will be added to the amount of any new loan request and the old loan amount will be cancelled. When a loan is made, the portion of the assets in the Account (which is a portion of the cash surrender value and which also constitutes a portion of the reserves for the death benefit) equal to the indebtedness created thereby is transferred by American Franklin from the Account to the Guaranteed Interest Division, which is part of American Franklin's General Account. Allocation of the loan among investment divisions will be according to the policy owner's request. If this allocation is not specified or not possible, the loan will be allocated according to the monthly deduction percentages then in effect. If the loan cannot be allocated based on these percentages, it will be allocated based on the proportion the values in each investment division of the Account bear to the total unloaned value in the Policy Account. American Franklin credits the loaned portion of a Policy with a rate of interest which is up to 2% below the interest rate charged on the loan, minus any charges for taxes or reserves for taxes. Interest credited on loaned amounts in the Guaranteed Interest Division is allocated to the unloaned portion of the Guaranteed Interest Division. Because of the transfer, a portion of the policy is not variable during the loan period (except in accordance with adjustments in the loan interest rate described above) and, therefore, the death benefit and the cash surrender value are permanently affected by any indebtedness, whether or not repaid in whole or in part.


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      Loan interest is due on each policy anniversary. If not paid when due, it is added to the existing indebtedness and bears interest at the loan rate. Failure to repay a loan will not necessarily terminate the Policy. If the net cash surrender value of the Policy is not sufficient to cover the monthly charges for the cost of insurance and administrative expenses, the Policy will go into a 61-day grace period, as described above.

      f.    Transfers Among Divisions

      Amounts may be transferred, upon request, at any time from any investment division of the Account to one or more other divisions of the Account. The minimum amount allowed for a transfer is the lesser of the minimum amount shown in a Policy (usually $500) and the total value in the investment division. The first four transfers in any policy year are free of charge; however, American Franklin will make a charge for additional transfers in a policy year of up to $25.

      Transfer charges, if any, will be subtracted equally among the divisions from which transfers are made.

      Transfers from an investment division of the Account will take effect as of the receipt of a request at American Franklin's Administrative Office.

      g.    Right of Withdrawal Procedures

      The Policy provides that the policy owner may cancel it by returning the Policy along with a written request for cancellation to American Franklin's Administrative Office by the latest of 1) 45 days after Part I of the application was signed, 2) 10 days after the policy owner receives the Policy, and 3) 10 days after American Franklin mails a written Notice of Withdrawal Right.(2) The policy owner will receive a refund equal to the premium payments made under the Policy.

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(2)  In accordance with Rules 27f-1(c) and 6e-3(T)(b)(13)(ix), the postmark date on the envelope containing the policy will determine whether a policy has been surrendered within American Franklin's withdrawal period.


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II.   "Public Offering Price": Purchase and Related Transactions -- Section
      22(d) and Rule 22c-1

      This section outlines those principal Policy provisions and administrative procedures which might be deemed to constitute, either directly or indirectly, a "purchase" transaction. Because of the insurance nature of the Policies, the procedures involved necessarily differ in certain significant respects from the purchase procedures for mutual funds and contractual plans. The chief differences revolve around the structure of the cost of insurance charges and the insurance underwriting (i.e., evaluation of risk) process. There are also certain Policy provisions -- such as reinstatement and loan repayment -- which do not result in the issuance of a Policy but which require certain payments by the policy owner and involve a transfer of assets supporting the policy reserve into the Account.

      a.    Insurance Charges and Underwriting Standards

      Cost of insurance charges for American Franklin's Policies will not be the same for all policy owners. The chief reason is that the principle of pooling and distribution of mortality risks is based upon the assumption that each policy owner pays a cost of insurance charge commensurate with the insured's mortality risk which is actuarially determined based upon factors such as age, sex and risk class of the insured and the face amount size band of the Policy. In the context of life insurance, a uniform mortality charge (the "cost of insurance charge") for all insureds would discriminate unfairly in favor of those insureds representing greater mortality risks to the disadvantage of those representing lesser risks. Accordingly, although there will be a uniform "public offering price" for all policy owners, because premiums are flexible and amounts allocated to the Account will be subject to the same charges as described above), there will be a different "price" for each actuarial category of policy owners because different cost of insurance rates will apply. The "price" will also vary based on net amount at risk. The Policies will be offered and sold pursuant to this cost of insurance schedule and American Franklin's underwriting standards and in accordance with state insurance laws. Such laws prohibit unfair discrimination among insureds, but recognize that premiums must be based upon factors such as age, sex, health and occupation. A table showing the maximum cost of insurance charges will be delivered as part of the Policy.

      b.    Application and Initial Premium Processing

      Upon receipt of a completed application from a prospective policy owner, American Franklin will follow certain insurance underwriting (i.e., evaluation of risks) procedures designed to determine whether the proposed insured is insurable. This process may involve such verification procedures as medical examinations and may require that further information be provided by the proposed policy owner before a determination can be made. A policy cannot be issued, i.e., physically issued through American Franklin's computerized issue system, until this underwriting procedure has been completed.

      The date as of which the insurance coverage of the proposed insured is determined is referred to as the "register date". The register date is the earlier of the date a Policy is actually


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issued ("issue date") and the day American Franklin receives the full initial premium. The register date represents the first day of the policy year and therefore determines the policy anniversary. It marks the commencement of the variability of benefits, except as noted below. The initial net premium is allocated to the Account as of the later of the register date and the date American Franklin receives the premium payment. The initial net premium is allocated to the Money Market division until the first business day 15 days after the issue date, regardless of the policy owner's premium allocation instructions. The issue date represents the commencement of the suicide and contestability periods for purposes of the Policies.

      American Franklin will require that the Policy is delivered within a specific delivery period to protect itself against anti-selection by the prospective policy owner resulting from a determination of the health of the proposed insured. Generally, the period will not exceed the shorter of 30 days from the date the Policy is issued and 75 days from the date of Part 2 of the Application.

      c.    Anniversary and Premium Processing

      At each monthly anniversary, American Franklin will credit the unloaned portion of the Guaranteed Interest Division of the Policy Account with any interest accrued on loan amounts during the previous policy month. Charges against the Policy Account for administrative expenses, additional benefits and cost of insurance charges will also be made. These deductions cover the cost of the Policy for the next month.

      "Net premiums" are credited to the Policy Account as of the date the premium payments are received by American Franklin. The initial net premium is allocated to the Money Market division until 15 days after the issue date, regardless of the policy owner's premium allocation instructions. Net premiums are equal to the gross premiums minus deductions for applicable state and local taxes and sales expenses.

      Premium payments may be made at any time and for any amount, within certain limits. Premium payments must be at least $100 (some states may have lower limits) and may not be more than those allowed under the Internal Revenue Code for the Policy to continue to qualify as life insurance. American Franklin makes deductions from each premium for sales expenses (5% of each premium paid during any policy year until total premiums for that policy year equal the target premium for the particular Policy) and for any applicable premium tax, the amount of which varies from jurisdiction to jurisdiction.

      d.    Reinstatement

      If the Policy has lapsed, it may be reinstated while the insured person is alive if the policy owner 1) requests reinstatement within 3 years from the end of the grace period, 2) provides satisfactory evidence of insurability and 3) makes a premium payment sufficient to keep the Policy in force for at least 3 months after reinstatement. The effective date of the reinstated Policy will be the beginning of the policy month which coincides with or next follows the date American Franklin approves the reinstatement application. Upon reinstatement, the maximum surrender charge for the policy will be reduced by the amount of all surrender charges previously imposed on the policy, and for purposes of determining any future surrender charges on the policy, the policy will be deemed to have been in effect since the original register date. No previous indebtedness will be reinstated.


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      e.    Repayment of Loan

      A loan made under the Policy may be repaid with an amount equal to the original loan plus loan interest.

      When a loan is made, American Franklin will transfer from each investment division of the Account to the General Account an amount of that division's cash surrender value equal to the loan amount from that division. Since American Franklin will credit these assets with interest at a rate which is up to 2% below the interest rate on the loan (minus any charges for taxes or reserves for taxes). American Franklin will retain the difference between these rates and the loan rates in order to cover certain expenses and contingencies. Upon repayment of indebtedness, American Franklin will reduce its General Account policy loan assets and transfer assets supporting corresponding reserves to the divisions according to the policy owner's instruction or the premium payment allocation percentages then in effect.

      f.    Correction of Misstatement of Age or Sex

      If American Franklin discovers that the age or sex of the insured has been misstated, the death benefit and any rider benefits will be those which would be purchased by the most recent deduction for the cost of insurance and the cost of rider benefits at the correct age and sex.

      g.    Contestability

      The Policy is contestable for two years, measured from the issue date, during the lifetime of the insured for material misstatements made in the initial application for the Policy. Policy changes may be contested for two years after the effective date of the change, and a reinstatement for two years after the effective date of the reinstatement. No statement will be used to contest a Policy unless it is contained in an application. American Franklin may not be restricted by the foregoing time limitations in the event of fraud.

      h.    Reduction in Cost of Insurance Rate Classification

      By administrative practice, American Franklin will reduce the cost of insurance rate classification for an outstanding Policy if new evidence of insurability demonstrates that the policy owner qualifies for a lower classification. After the reduced rating is determined, the policy owner will pay a lower monthly cost of insurance charge each month.


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